September 11, 2008
VIA EDGAR AND FACSIMILE
(770-424-8236)
Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:	MiMedx Group, Inc. Form 10-K for the Year Ended March 31, 2008 Filed June 27, 2008 File Number 000-52491
Dear Mr. Webb:
The following comments are in response to my telephone discussion with Staff Accountant Andri Boerman today.
Evaluation of Disclosure Controls and Procedures
Our management recognizes it is responsible for establishing and maintaining a system of disclosure controls and procedures and has performed an evaluation for the period ended March 31, 2008. The Company will amend its 10-K for the year ended March 31, 2008 to include management’s evaluation of disclosure controls and procedures as soon as possible.
The Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ John C. Thomas, Jr.
John C. Thomas, Jr.
Chief Financial Officer and Secretary

MiMedx, Inc. • 3802 Spectrum Blvd., Suite 300 • Tampa, FL 33612-9218 • P: 813.866.0000 • F: 813.866.0012 • www.mimedx.com